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                                                                    May 15, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8925
                                File No. 70-9129

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 23, 1996 and December 22, 1997, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that:

                                        Confidential treatment requested



                                        Very truly yours,

                                        Columbia Energy Group

                                        By:    //s//J. W. Grossman
                                           ------------------------------------
                                                 J. W. Grossman, Vice President